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                                                            EXHIBIT 7

NEWS RELEASE

                ENVIRONMENT ONE CORP AND PRECISION CASTPARTS CORP SIGN
                     ACQUISITION AGREEMENT VALUED AT $72 MILLION

Niskayuna, New York - 25 February, 1998 - Environment One Corporation (NASDAQ:EONE) and Precision Castparts Corp. (NYSE:PCP) have signed a definitive agreement providing for the acquisition by Precision Castparts (PCC) of all shares (approximately 4.72 million fully diluted) of Environment One at $15.25 in cash. The total equity value of the transaction is $72 million.

Stephen V. Ardia, chairman and chief executive officer of Environment One said, "E/One is excited to be able to combine its business with the PCC Flow Technologies unit. The acquisition recognizes the progress E/One has made in the marketplace and represents a full and fair valuation for our shareholders, while providing an enhanced growth platform for our customers, distributors and associates. In addition we are most pleased with the matching of value systems. The success of the company has been a result of our team of associates who are committed to growth supported by a system of shared rewards. We firmly believe that together we will continue to do great things."

William C. McCormick, chairman and chief executive officer of Precision Castparts Corp. said "the combination of E/One's strengths with our existing businesses will result in an even stronger competitor in markets such as municipal sewer systems, residential building, land development, and single-family dwellings."

"The adventuresome three-decade pilgrimage of E/One's independence has ended, now it's time to get on with the next phase of the enterprise and build an even more challenging and rewarding future for our customers, associates, and other stakeholders. We are absolutely convinced that E/One's outstanding products and distribution will prosper with the encouragement and enthusiastic support from PCC," according to Mr. Ardia.

The Nassau Group advised Environment One's Board of Directors in the transaction and Miller, Johnson & Kuehn, acting as financial advisor, rendered its opinion to the Board that the consideration to be paid and the tender offer is fair to the stockholders to Environment One from a financial point of view. As recently as January 1, 1995 and 1997, E/One had a total equity value of approximately $9 million and $24 million, respectively. On December 31, 1997 equity value had risen to approximately $50 million on a fully diluted basis. This transaction at $72 million dollars represents a 45% premium over the December 31, 1997 valuation and a 17% premium over Tuesday, February 24, 1998 closing stock price.

Environment One Corporation is a market leading environment-oriented product and service

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company operating in two business segment:

     - Sewer Systems, specializes in highly engineered equipment for Low Pressure Sewer Systems, a.k.a. E/One Sewers
     - Detection Systems, specializes in instrumentation used for the detection of sub-microscopic particles and gas in the electric power industry.

Approximately ninety percent of 1997's $24.3 million of revenue was derived from the Sewer Systems business.

Precision Castparts Corp., based in Portland, Oregon, is an international producer of large structural metal castings and other manufacturing components. The company's castings are sold for industrial gas turbine, automotive, medical, and other commercial applications. Environment One will become part of PCC's subsidiary, PCC Flow Technologies, a consortium of companies managing fluid with industrial pumps, valves, and measurement instruments. Subsidiary PCC Specialty Products makes industrial metal working tools and machines for industrial and automotive manufacturers.

Subsidiary PCC Electronics makes metal matrix composite parts for electronics and industrial manufacturing components. PCC's revenues were $972.8 million for the fiscal year ending March 31, 1997, and for the first nine months of fiscal 1998 sales totaled $961.5 million.

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                  Media Contact: George Vorsheim 518-346-6161, X3021
                 Financial Contact: Philip Welsh 518-346-6161, X3082